EXHIBIT 99.1


Advanced Semiconductor Engineering, Inc.                                  [Logo]


FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                        Thomson Financial/Carson
Joseph Tung, CFO                                 Mylene Kok                      Daniel Loh
Freddie Liu, Assistant Vice President            Regional Director               Associate Director
Tel: + 886-2-8780-5489                           + 65-3940 825                   + 1-212-701-1998
Fax: + 886-2-2757-6121                           + 1-212-701-1998                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw            mylene.kok@tfn.com.sg


           ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2001
                        FIRST-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 26, 2001 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$11,250 million and quarterly earnings of NT$352 million in the first quarter ended March 31, 2001. Fully diluted earnings per share for the quarter were NT$0.12, or US$0.019 per ADS.

"The first quarter was a difficult quarter for the industry, and ASE is not immune from this slowdown." said Mr. Jason Chang, chairman of ASE Inc. "While the industry came down at a pace much faster than expected, we are having extremely poor visibility. Facing this tough environment, we are taking necessary actions to improve our cost structure and consequently better protect profitability."

Dr. Leonard Liu, president of ASE also commented, "As we are beginning to see companies taking dramatic actions to write-off inventory, we believe the situation should gradually start to improve. Today, technology continues to evolve at a very rapid pace, and the only way to create demand is by introducing new technology to the market to provide better solutions and stimulate consumption. Given the economy of scale of our operation and our diversified revenue sources, we believe we can weather this down cycle much better than most of our competitors. "

Financial Results

First-Quarter 2001 Results: Year-over-Year Comparison

o Net revenues increased 1% to NT$11,250 million.
o Gross profit declined 32% to NT$2,383 million.
o Operating income decreased 57% to NT$968 million.
o Net income fell 76% to NT$352 million.
o Fully diluted earnings per share declined 78% to NT$0.12, or US$0.019 per ADS.

Net Revenues:
Consolidated net revenues totaled NT$11,250 million in the first quarter of 2001, up 1% from NT$11,162 million in the same period in 2000. Assembly revenues decreased 3% to NT$8,142 million, and testing revenues increased 12% to NT$3,106 million. With the exception of ASE Inc. Kaoshiung and ASE Test Inc., all other operations posted lower revenues in the first quarter of 2001 compared with a year ago.

Advanced Semiconductor Engineering, Inc.                                  [Logo]


Gross Profit:
Gross profit decreased 32% YoY to NT$2,383 million. Gross margin also declined to 21.2% from 31.3% in the same period of 2000. The lower gross margin was mainly attributable to the higher depreciation expense recorded in the quarter as a result of our capacity expansion in year 2000. Depreciation expense during the quarter totaled NT$2,468 million, which represented a 46% increase from the same period last year. Depreciation expense as a percentage of net revenues rose from 15.1% in Q1 2000 to 21.9% in Q1 2001 as a result of lower utilization rate in both assembly and test operations. Cost for raw material also increased from NT$3,263 million in the first quarter of 2000 to NT$3,401 million for this quarter, which represented 1% increase as a percentage of net revenues.

Operating Expenses/Income:
Operating expenses increased 14% YoY to NT$1,415 million. Of the total, research and development ("R&D") spending increased 51% to NT$364 million, or 3.2% of net revenues versus 2.2% for the same period last year. Selling, general and administrative expenses during the quarter increased 6% from the year-ago period to NT$1,051 million, or 9.3% of net revenues versus 8.9% for the same quarter last year. Total operating expenses as a percentage of revenues rose to 12.6% in Q1 2001 from 11.1% in Q1 2000. Goodwill amortization expense relating to the acquisition of consolidated entities (including ASE Chung Li, ASE Korea and ISE Labs) amounted to NT$151 million in the latest quarter.

Operating income fell 57% YoY to NT$968 million. Operating margin, meanwhile, declined to 8.6% in the latest quarter from 20.2% in the same period last year.

Non-operating Expenses:
Total non-operating expenses decreased from NT$307 million a year ago to NT$286 million. Net interest expense decreased 10% to NT$411 million during the latest quarter from NT$456 million in Q1 2000 as a result of decreased leverage in 2000. We recorded a foreign exchange gain of NT$264 million as a result of the Yen's depreciation which had a positive impact on our Yen denominated liabilities. Long-term investment gain or loss decreased from a gain of NT$68 million to a loss of NT$191 million, mainly due to loss recorded by USI and Hung Ching Construction in the latest quarter. Goodwill amortization expenses for non-consolidated entities amount to NT$95 million during the quarter. During the first quarter of 2001, we received a cash dividend of NT$100 million from our investment in a venture capital fund.

Net income:
Income tax expense of NT$156 million in Q1 2001 represents an effective tax rate of 22.9%. Minority interest expense totaled NT$174 million in the quarter. Net income for the first quarter 2001 reached NT$352 million, a decline of 76% compared with the same period last year.

Fully diluted earnings per share were NT$0.12 in Q1 2001, versus NT$0.54 in Q1 2000. Fully diluted earnings per ADS were US$0.019 versus US$0.087 in the first quarter last year.

Shares Outstanding:
Retroactively adjusted for the company's 2000 stock dividend, a weighted average total of 2,752 million ASE common shares were used to calculate per share data for the 1Q 2001 versus 2,652 million common shares for the same period 2000. Each ADS represents 5 common shares.

Capital Expenditures:
Capital spending in Q1 2001 totaled US$79 million. Capital expenditures by operation breaks down as follows: US$26 million to assembly operations, US$27 million to testing operations and US$26 million to material manufacturing operations.

Advanced Semiconductor Engineering, Inc.                                  [Logo]


First-Quarter 2001 Results: Sequential Comparison

o Net revenues declined 16% sequentially.
o Gross profit decreased 39%.
o Operating income decreased 60%.
o Net income dropped 73%.

Net Revenues:
Net revenues in Q1 2001 declined 16% from the prior quarter. Assembly revenues decreased 17% to NT$8,142 million, whereas testing revenues decreased 12% to NT$3,106 million. The lower revenues is attributable to the industry slowdown across the board. Total combined assembly and test revenues from PC sector grew from 24% in Q4 2000 to 29% in Q1 2001 as some of our PC related chipset design companies out-performed other sectors.

Gross Profit:
Gross profit in Q1 2001 decreased 39% on a sequential basis. Gross margin, meanwhile, declined by 8.1 percentage points to 21.2%. Raw material cost decreased 7% from NT$3,662 million in previous quarter to NT$3,401 million in Q1 2001, but increased from 27.3% to 30.2% as a percentage of net revenues due to lower ASP. Depreciation expenses for the quarter increased NT$179 million. As a percentage of net revenues, depreciation expenses increased from 17.1% to 21.9%, reflecting lower machine utilization rate in our factories due to volume decline.

Operating Expenses/Income:
Operating expenses decreased 7% on a sequential basis, of which R&D expenses reduced 11%, and SG&A expenses decreased 5%. Operating income declined 60% sequentially, and operating margin dropped 9.4 percentage points from 18.0% in the previous quarter to 8.6% for Q1 2001.

Non-operating Expenses:
Non-operating expenses improved by 27% to NT$286 million, or 2.5% of net revenues versus 2.9% for the previous quarter. The improvement mainly came from higher foreign exchange gain recognized during the quarter (NT$264 million vs. NT$152 million), and reduced loss from our long term investment (NT$191 million vs. NT$233 million).

Net income:
Income before tax declined 66% sequentially to NT$682 million. Minority interests decreased to NT$174 million, reflecting lower profit contribution by our consolidated entities, especially ASE Test Limited. Net income decreased 73% compared with the fourth quarter of last year. Fully diluted earnings per share declined from NT$0.47 to NT$0.12 sequentially.

Advanced Semiconductor Engineering, Inc.                                  [Logo]


About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. For a discussion of these and other factors which may cause our results to differ materially from our forward-looking statements, please read the discussion of these risks in the documents we filed from time to time with Securities and Exchange Commission, including our Prospectus on Form F1 and F4 filed Sept. 27, 2000 and our Current Reports on Form 6-K filed Feb. 26, 2001, Dec. 27 and Oct. 30, 2000.

                       Supplemental Financial Information

Assembly Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions            1Q/01       1Q/00       4Q/00
-------------------------------------------------------------------------------
Net Revenue                        8,142       8,378       9,844

End Application by Revenue
Communication                        34%         41%         38%
Computer                             30%         42%         25%
Automotive and Consumers             35%         15%         36%
Others                                1%          2%          1%

Package Type by Revenue
BGA                                  52%         42%         43%
QFP                                  27%         33%         35%
PDIP, PLCC, Sos                      12%         16%         15%
Others                                9%          9%          7%

Capacity
CapEx (US$ Millions)                  26          82          64
Number of Wirebonders              3,909       3,061       3,973

Testing Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions            1Q/01       1Q/00       4Q/00
-------------------------------------------------------------------------------
Net Revenue                        3,106       2,776       3,540

End Application by Revenue
Communication                        37%         30%         28%
Computer                             28%         34%         23%
Automotive and Consumers             33%         26%         43%
Others                                2%         10%          6%

Testing Type by Revenue
Logic and Mixed Signal               97%         99%         97%
Memory                                3%          1%          3%

Capacity
CapEx (US$ Millions)                  27          98         107
Number of Testers                  1,059         773       1,029

                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                                                      For the three months ended
                                                            ===============================================
                                                               Mar. 31         Mar. 31         Dec. 31
                                                                2001            2000            2000
Net revenues:
  Assembly                                                          8,142           8,379           9,844
  Testing                                                           3,106           2,776           3,539
  Others                                                                2               7               9
                                                            --------------  --------------  --------------
Total net revenues                                                 11,250          11,162          13,392
                                                            --------------  --------------  --------------

Cost of revenues                                                    8,867           7,672           9,464
                                                            --------------  --------------  --------------
Gross Profit                                                        2,383           3,490           3,928
                                                            --------------  --------------  --------------

Operating expenses:
  Research and development                                            364             240             410
  Selling, general and administrative                               1,051             996           1,110
                                                            --------------  --------------  --------------
  Total operating expenses                                          1,415           1,236           1,520
                                                            --------------  --------------  --------------
Operating income                                                      968           2,254           2,408
                                                            --------------  --------------  --------------

Other (income) expenses:
  Interest expenses, net                                              411             456             363
  Foreign currency loss (gain), net                                  (264)           (250)           (152)
  Loss (gain) on long-term investment*                                285              19             327
  Loss (gain) on dispose of assets                                      8              14            (18)
  Other non-operating expenses                                       (154)              68           (126)
                                                            --------------  --------------  --------------
  Total non-operating expenses                                        286             307             394
                                                            --------------  --------------  --------------
Income before income tax                                              682           1,947           2,014
                                                            --------------  --------------  --------------

Income tax expense (credit)                                           156             240             247
                                                            --------------  --------------  --------------
Net income before minority interest                                   526           1,707           1,767
                                                            --------------  --------------  --------------

Minority interest                                                     174             243             473
Net income                                                            352           1,464           1,294

Per share data:
                                EPS - Basic                       NT$0.13         NT$0.55         NT$0.48
                        EPS - Fully Diluted                       NT$0.12         NT$0.54         NT$0.47

                   Earnings per ADS - Basic                      US$0.020        US$0.090        US$0.075
           Earnings per ADS - Fully Diluted                      US$0.019        US$0.087        US$0.072

Number of weighted  average  shares used in                     2,752,000       2,651,676       2,677,603
the EPS calculation (in thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                                                32.61           30.76           32.17

* As a result of the recently announced debt restructuring of the Asia Pulp and Paper ("APP") group of companies, ASE Inc. is revising its unaudited consolidated financial statement for the year ended December 31, 2000, to include a provision for loss of NT$236 million reflecting the impairment in the value of certain bonds issued by the APP Global Finance Limited and held by the Company as a long-term investment. As a result of the revision, the Company's unaudited consolidated net income for the year ended December 31, 2000, was NT$5,837 million, compared to NT$6,073 million without the provision for loss.

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                          As of Mar. 31, 2001         As of Dec. 31, 2000
                                                     ===========================   ===========================
Current assets:
  Cash and cash equivalents                                       12,775                       14,166
  Short-term investments                                           1,685                        1,683
  Notes and accounts receivable                                    9,511                        9,261
  Inventories                                                      2,879                        3,246
  Others                                                           2,575                        2,432
                                                           --------------               --------------
  Total                                                           29,425                       30,788

Long-term investments                                             10,652                       10,712
Properties - net                                                  60,600                       60,566
Other assets                                                       7,063                        6,275
                                                           --------------               --------------
Total assets                                                     107,740                      108,341
                                                           --------------               --------------

Current liabilities:
  Short-term debts                                                13,512                       13,765
  Notes and accounts payable                                       3,347                        3,860
  Others                                                           6,460                        8,246
                                                           --------------               --------------
  Total                                                           23,319                       25,871

Long-term debts                                                   26,588                       25,979
Other liabilities                                                  1,538                          760
                                                           --------------               --------------
Total liabilities                                                 51,445                       52,610

Minority interest                                                 12,253                       12,062

Shareholders' equity                                              44,042                       43,669
                                                           --------------               --------------
Total liabilities & shareholders' equity                         107,740                      108,341
                                                           --------------               --------------